FRANCHISE LEAGUE FOOTBALL

Fantasy football as a dynasty building General Manager


FRANCHISE LEAGUE FOOTBALL
COMMUNITY
ROUND
J. GOFF IS IN THE EXTENSION ZONE

franchiseleaguefootball.com Long Branch, NJ

Highlights

1. Fantasy football reimagined with multi-season contracts, salary caps, and real GM decision-making
2. Live product launched in 2025 with 50+ active franchise leagues
3. Strong early engagement from serious fantasy players, including multi- franchise power users
4. Sub-$50 cost per league signup in early paid acquisition tests
5. Format developed over 20+ years by MIT-trained fantasy fanatics
6. Led by Renee Miller, PhD (The Athletic) and a serial MIT entrepreneur
7. Clear path to retention-driven, multi-season fantasy franchises and year round gameplay.
8. Poised for major 2026 growth with expanded marketing and additional sports (not guaranteed)

Featured Investors



Chris Danielian Follow Invested $100,000

MIT alumnus and early FLF investor. Global Head of Risk Management at a leading treasury management and former manager of a $500M fixed income hedge fund. Helped develop the FLF format over 20+ years, contributing to its contract and incentive structure.

"FLF captures the same risk, incentive, and long-term decision-making dynamics that matter in real organizations. It is a far more strategic way to play fantasy football."



Scott Blackburn Follow Invested $50,000



MIT alumnus, early FLF investor, and founding commissioner of the original FLF league. Partner at a leading global management consulting firm, advising senior executives on strategy and execution.

"After years of running this format as a commissioner, it was clear the game deserved a real platform. FLF finally brings structure and depth to fantasy football."

Team



Renee Miller, PhD CEO

Published author and longtime fantasy football analyst whose work has shaped how serious players think about strategy. Built a trusted media presence across major platforms and helped design a fundamentally new fantasy format now live as FLF.



David Sukoff CSO/CFO/COO SPV Voting Proxy

Inventor of the FLF format, developed over 20+ years. Founded, grew, and ran a fixed income hedge fund, built and scaled multiple technology startups, and brings deep experience in risk, incentives, and long-term strategy to the company.



Memo

FANTASY FOOTBALL, REIMAGINED
Franchise League Football
A next-generation fantasy platform that simulates the role of an NFL GM through contract-based, multi-season franchise management. Currently launched and generating revenue.
Featured on
MATTHEW BERRY'S FANTASY LIFE

Fantasy football that feels like running a real franchise

Franchise League Football is a live fantasy sports platform that simulates the role of an NFL general manager. Instead of resetting every season, users manage contracts, salary caps, and long-term roster decisions across multiple years. The result is fantasy football with real consequences, real strategy, and real continuity. The product is live today and already supporting active leagues.

Below is a product demo video, or visit our sandbox to run your own live demo.


Franchise League Football Product Demo - FLF
ScopeLabs
FRANCHISE
LEAGUE
J. GOFF IS IN THE EXTENSION ZONE
Watch on YouTube


ORIGIN STORY
The Original League
2014
Meetup
2024
Meetup

Built over 20 years before becoming a platform

FLF did not begin as a startup idea. The format was developed and refined over more than two decades by a group of MIT-trained fantasy football players who wanted a deeper, more strategic game. Years of live league play stress-tested the rules before any code was written. Only once the format proved durable did we build the platform.


Renee Miller, PhD


CEO
Renee is a nationally recognized fantasy expert and strategist playing fantasy sports for over 20 years.
Director of Undergraduate Neuroscience at University of Rochester
Contributor to Yahoo & NBC Sports, The Athletic, and ESPN
COGNITIVE BIAS IN FANTASY SPORTS
Author of Cognitive Bias in Fantasy Sports
CONFIDENTIAL — NOT FOR DISTRIBUTION

Led by a nationally recognized fantasy strategist

CEO Renee Miller, PhD is a nationally recognized fantasy football expert with over 20 years of experience. She is the author of *Cognitive Bias in Fantasy Sports* and has contributed to Yahoo, NBC Sports, The Athletic, and ESPN. Renee brings deep domain expertise and credibility to both the product and the community we are building.


WHAT WE DO
Fantasy Football That Feels Like Running a Real Franchise
Users manage multi-year contracts to build long-term roster value
Proprietary keeper and salary mechanics drive year-round engagement
Gameplay mirrors the traditional fantasy experience, with more strategic layers
FLF was created and developed by MIT alumni.
EXTEND A PLAYER
KEEP/DROP FUNCTIONALITY
REAL IN-APP SCREENSHOTS
CONFIDENTIAL — NOT FOR DISTRIBUTION

Fantasy built for long-term decision makers

FLF introduces multi-year contracts, proprietary keeper mechanics, and salary constraints that reward smart planning over time. Gameplay mirrors traditional fantasy football on game days, but layers in deeper strategic decisions throughout the year. This structure creates engagement not only weekly, but year-round - just like real front offices.


SEASON OVERVIEW
Keep/Drop Period
The Mighty Bears
Test O.
View All Rosters
Keeper limit
Salary Cap
$100M
Keeper Salary
$33.7M
Avail. for auction
$66.3M
Roster spots
5
These changes will take place when the add/drop period ends. After that, you'll be able to bid on players other teams dropped.
J. GOFF IS IN THE EXTENSION ZONE
Current Salary $5.26M
Yrs Extended 2yrs
New Salary $9.26M
Adjust Extension
2 years
Save pending extension
Cancel


CONFIDENTIAL — NOT FOR DISTRIBUTION

Every offseason decision matters

Franchises must decide which players to extend, drop, or let hit the market. Contracts age, cap space tightens, and poor decisions carry forward. Unlike traditional fantasy, there is no reset button. This creates real stakes and mirrors how professional franchises are managed.


SEASON OVERVIEW
Pre-Season Auctions
YOUR LEAGUE IS READY TO BEGIN THE AUCTION
SAM LAPORTA
$12M
Submit Bid
JONNU SMITH
RFA Sequential Auction
ENTER BID
CONFIDENTIAL — NOT FOR DISTRIBUTION

Players are earned, not drafted

FLF replaces snake drafts with blind auctions, forcing teams to allocate resources intentionally. The winning bid is a player's contract salary. This system eliminates draft luck and rewards preparation, valuation skill, and risk management. It is a familiar concept to serious fantasy players, implemented at a much deeper level.


SEASON OVERVIEW
College Football Draft
JEREMIYAH LOVE
RB Notre Dame
#5
Player Profile
Physical, fast, and explosive. Sick hurdler. Averaged 7.0 YPC with 15 rushing TDs. Also a receiving threat with vision and patience. Runs behind one of the nation's top OL units. Notre Dame will ride him early and often in 2025.
via CBS Sports
College Draft
Jacks Platoon
23h 57m 22s
SAM LEAVITT
RYAN WILLIAMS
DREW ALLAR
JOHN MATEER
MALACHI FIELDS
CARSON BECK
Draft Love
CONFIDENTIAL — NOT FOR DISTRIBUTION

College football expands the ecosystem

FLF supports college football drafts, allowing leagues to develop future talent pipelines. Franchises can draft and hold college players before they enter the NFL, creating the opportunity to secure elite talent at a long-term bargain if they scout and time the transition correctly. It introduces a forward-looking strategic dimension that does not exist in traditional fantasy formats. This creates continuity across football

ecosystems and lays the groundwork for expansion into additional sports over time.



SEASON OVERVIEW
Gameday Play
Automatic Injury Substitution
Q1 Q2 Q3 Q4
QB1 J. Allen 8.1 4.4 -- --
QB2 J. Goff QB Det 3.9 5.8 9.2 6.1
CONFIDENTIAL — NOT FOR DISTRIBUTION

Strategic depth without extra friction

On game day, FLF feels familiar. Lineups are set, scores update live, and injury substitutions happen automatically. The complexity lives in the decisions, not the interface. This balance lowers friction while preserving depth. FLF deliberately avoids reinventing the game-day experience, matching the polish and responsiveness of the best platforms on the market while integrating seamlessly with its deeper strategic systems.

The platform was designed and built by MIT-trained engineers to ensure that this familiar experience is as polished and reliable as any product on the market.



SEASON OVERVIEW
Round-Robin Playoffs
Championship (Seeds 1-4)
TEAM RECORD PTS
King Cole's Crushers 3-0 391.4
49irs 2-1 290.0
Savage Goal Line Thunderbi... 1-2 308.2
Meat 0-3 345.5
4-team round robin (3 games each)
Best record wins the championship
Tiebreaker: Total points, then head-to-head
CONFIDENTIAL — NOT FOR DISTRIBUTION

Fair playoffs reward the best franchises

Round-robin playoffs reduce randomness and reward sustained performance. Championships are earned through season-long excellence and sustained performance across a three-week round-robin, reinforcing the long-term incentives at the core of the platform.

HOW IT WORKS · EARLY MOMENTUM



A live product with engaged early leagues

FLF launched in 2025 and supported approximately 100 league signups in its inaugural season, representing hundreds of committed users managing franchises across a full year. Engagement remained strong throughout the season, with many users operating multiple franchises and leagues opting to continue into future seasons. This early traction validates demand for a deeper, long-term fantasy experience and gives us real "game film" to refine retention, onboarding, and league mechanics ahead of broader scale.



A large market ready for a new format

Fantasy sports is a massive and mature market, but innovation has stalled around the same annual reset mechanics. Millions of serious fantasy players want more depth, continuity, and strategy. FLF targets this underserved segment first, then expands outward as leagues grow organically and formats extend into additional sports. Our opportunity is not just capturing players, but owning the long-term fantasy experience for the most engaged fans.





Forward-looking projections cannot be guaranteed

Acquire leagues once, monetize users for years

FLF acquires entire leagues, not just individual users. A single league signup typically brings 8–12 highly engaged players, dramatically lowering customer acquisition costs on a per-user basis. Because leagues persist year after year, the lifetime value of each acquired league compounds over time. This creates a powerful acquisition and retention dynamic where upfront marketing spend drives multi-season engagement and recurring revenue.



No incumbent offers long-term franchise play

FLF combines the salary cap discipline and pricing rigor of daily fantasy with the multi-year continuity of dynasty leagues, without inheriting the limitations of either. Traditional fantasy platforms focus on seasonal redraft formats, while betting and pick'em products optimize for short-term engagement. FLF occupies a distinct position: long-term franchise management with real consequences. There is no direct incumbent offering this combination of continuity, depth, and accessibility. Our advantage comes from a proven format, years of refinement, and a platform built specifically for this style of play.




Fantasy Football,
Reimagined

Building the future of fantasy sports

FLF is designed to be the franchise layer across fantasy sports. Football is the entry point, but the same mechanics extend naturally into other sports where long-term strategy matters, with golf next on the roadmap. As we scale leagues, improve tooling, and expand formats, FLF aims to become the home for serious fantasy players across sports. This round funds the transition from proof to platform leadership.


CLOSING
We're Raising!
Get in Early!
The opportunity to invest before our second season is now live!
SCAN HERE
Future expansion
PGA
Later:
Community Round powered by WeFunder
FRANCHISE LEAGUE FOOTBALL
COMMUNITY ROUND

Invest before our second season

FLF is raising a community round to expand marketing, enhance the product, and prepare for a major second season. With a live platform, early traction, and a clear roadmap, this round allows investors to participate at the inflection point between proof and scale.

Join us and help build the future of fantasy sports

Franchise League Football has always been built by serious players, not just for them. Many of the people who helped shape this format over decades are now users of the platform, and this community round is an opportunity to extend that ownership more broadly. We believe the best version of FLF is built alongside the people who play it, improve it, and care about its long-term success.

Invest in Franchise League Football and become an owner in the game you help shape.